February 18, 2005

Mr. David R. Humphrey
Accounting Branch Chief

Re:      American Skiing Company
         Annual Report on Form 10-K (fiscal year ended July 25, 2004) Quarterly Report on Form 10-Q (quarter ended October 24, 2004) File No. 1-13507

We have reviewed your correspondence on January 31, 2005 regarding the above-referenced filings and our responses are set forth below.

FORM 10-K (Fiscal Year Ended July 25, 2004)

Selected Quarterly Operating Results, page 37

1. We note your disclosure of the adoption of EITF 03-06 and that you have retroactively adjusted reported basic and diluted net income per common share for the third quarters of fiscal 2003 and fiscal 2004. Supplementally, explain to us in detail how you implemented and applied this EITF in the calculation of basic and net income per common share for each applicable fiscal quarter. Also, explain why no disclosure had been provided in the audited notes to your financial statements, such as within the discussion of "Earnings Per Share". Was this change disclosed in any previously filed document? If it was not, please supplementally explain why related disclosures were considered necessary.

     Response

     In accordance with the guidelines of SFAS No. 128 and EITF 03-06, it was determined that our Series C-1 Preferred Stock was a participating security because it may participate in dividends with common stock. EITF 03-06 requires that in such cases total earnings should be allocated to each security based on the ratio of the number of shares if-converted to the total number of shares. Thus, for periods where net income was available to common shareholders, we allocated amounts to the participating securities based on that ratio.

     In cases of periods that incurred a net loss, this calculation has not been included as the Series C-1 Preferred Stock does not have a contractual obligation to share in the losses of the Company and the impact of their inclusion would be anti-dilutive. As none of the annual calculations in the audited financial statements were effected by the adoption of EITF 03-06, we did not provide any disclosure in the notes to the consolidated financial statements.

     EITF 03-06 was effective for fiscal periods beginning after the date of Board ratification, which was March 31, 2004. Therefore, EITF 03-06 became effective for us at the beginning of our fourth fiscal quarter that began on April 26, 2004. We disclosed our adoption of EITF 03-06 in our first public filing that included the fourth fiscal quarter. Disclosures in Item 8, Financial Statements and Supplementary Data in our Form 10-K related to the adoption of EITF 03-06 were considered necessary because we retroactively applied EITF 03-06 which changed certain disclosures of quarterly information that had previously been filed.

Financial Statements

Note 2. Summary of Significant Accounting Principles, page F-8
Cash and Cash Equivalents and Restricted Cash

2. In future filings, clarify that you consider cash equivalents to be those with original maturities of three months or less, rather than those with a remaining maturity of three months or less. See paragraph 8 of SFAS No.95 "Statement of Cash Flows". Also, with respect to `restricted cash', reclassify within the statement of cash flows to investing activities in future filings, that portion of restricted cash pertaining to collateral accounts for lenders. See paragraph 17 of SFAS No.95.

     Response

     We will clarify in our future filings that we consider cash equivalents to be those with original maturities of three months or less. We will also reclassify in our statement of cash flows in future filings the portion of restricted cash pertaining to collateral accounts for lenders to investing activities.

Income Taxes

3. In future filings, consideration should be given to providing a tabular reconciliation of any deferred income tax assets and liabilities, and valuation allowance to the line items of the financial statements.

     Response

     We will present a table in our future filings that reconciles deferred tax assets and liabilities, and valuation allowance to the line items of the financial statements.

Recently Issued Accounting Standards

4. You state that, as a result of adopting SFAS 150, approximately $299 million was reclassified to liabilities in the consolidated balance sheet in the first quarter of fiscal 2004. It appears, from page F-23, that the Series C-1 preferred stock is mandatorily redeemable in July 2007. Prior to that date, it is convertible into common stock at a price of $1.25 per share. Given these contractual terms, please supplementally explain how your reclassification was consistent with the guidance in paragraph A9 in Appendix A of SFAS 150.

     Response

     Paragraph A9 of SFAS 150 refers to an example of a conditionally redeemable instrument because the preferred stock has a convertible feature to a fixed number of common shares at the option of the holder and states that the securities are not mandatorily redeemable until the option no longer exists. However, paragraph A9 also refers to footnote 15 that states, "If the conversion option were nonsubstantive, for example, because the conversion price is extremely high in relation to the current share price, it would be disregarded as provided in paragraph 8 of this statement." We adopted SFAS 150 on July 28, 2003. On that day, the closing price of our common stock was $0.11 and the Series C-1 preferred conversion price was $1.25. We believe that this was sufficient disincentive to the holder of the preferred stock to convert those shares to common stock and therefore, the Series C-1 preferred stock was properly classified as a liability.

Note 15. Business Segment Information, pages F-29 - F-31

5. You state that the resorts satisfy the aggregation criteria set forth in SFAS 131 because their operations are similar. You evaluate their performance on the same basis of profit or loss from operations, they produce similar margins and they attract the same class of customer. In order to be eligible for aggregation, significant operating segments should sell similar goods and services, created with similar production processes, to similar customers using similar distribution systems in similar regulatory environments. These segments must also have similar economic characteristics and aggregation must be consistent with the objectives and principles of the standard. We believe that the aggregation criteria set forth in paragraph 17 of SFAS 131 present a high hurdle. Please supplementally tell us more about why you believe your material segments should be combined. Provide a detailed explanation of why you believe each one of your material operating segments fulfills each of the requirements referenced above. In this regard, based upon our review of MD&A and of the narrative sections of your filing, it appears that it may be it may be more appropriate to separately present resorts on a regional basis, at a minimum. We also note that certain resorts appear to have golf courses and conference facilities while others do not. There appear to be differences in snow conditions and skier visits appear to vary between regions or resorts. Your activities at the Canyons in Utah appear to be subject to "performance benchmarks" under an agreement with local authorities. Accordingly, your response should provide detailed numerical support for your determination that each of your material operating segments has "similar economic characteristics". We may have further comment upon review of your response.

     Response

     In a letter dated November 30, 2001, the SEC had a similar comment concerning business segment information. We responded with the following:

     "We believe that our eight ski resorts (we sold Sugarbush resort subsequent to the end of our fiscal year 2001) have similar economic characteristics and meet the aggregation criteria as set forth in Paragraph 17 of SFAS No.
     131. Revenues at all our resorts are derived from the same lines of business: lift tickets, food and beverage, retail sales, lodging and property, skier development and golf, summer and other activities. We evaluate the performance of all of our resorts on the same basis of profit and loss from operations before interest, income taxes, depreciation and amortization (EBITDA) and all of our resorts have experienced similar historical EBITDA margins with the exception of The Canyons, which is a start-up operation that we expect to experience EBITDA margins in line with the rest of our resorts within the next couple of years. All of our resorts also attract the same class of customer for our products and services".

     The SEC followed up with a letter dated January 28, 2002 which asked us to revise the notes to our financial statements for future filings to explain that we have aggregated the results of our eight resort properties into a single segment and explain the basis for aggregating their results into a single reportable segment.

     Based on that letter, we have the following disclosure in footnote 15 to the notes to the consolidated financial statements in our 2004 fiscal year 10-K:

     "The Company has classified its operations into two business segments, resorts and real estate. Revenues at each of the resorts are derived from the same lines of business which include lift ticket sales, food and beverage, retail sales including rental and repair, skier development, lodging and property management, golf, other summer activities, and miscellaneous revenue sources. The performance of the resorts is evaluated on the same basis of profit or loss from operations. Additionally, each of the resorts has historically produced similar margins and attracts the same class of customer. Based on the similarities of the operations at each of the resorts, the Company has concluded that the resorts satisfy the aggregation criteria set forth in SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company's real estate revenues are derived from the sale and leasing of interests in real estate development projects undertaken by the Company at its resorts and the sale of other real property interests".

     The following table presents revenues and gross margin percentage information by our seven resorts (our Heavenly resort was sold in May
     2002). Gross margin percentage is calculated by net operating income before income taxes, interest, depreciation, amortization, and merger, restructuring, and asset impairment charges divided by revenues. Revenue amounts are presented in millions.

--------------------------------------------------------------------------------
                          FY 2004              FY 2003              FY 2002
--------------------------------------------------------------------------------
                                 Gross               Gross              Gross
                     Revenues   Margin %  Revenues  Margin % Revenues  Margin %
--------------------------------------------------------------------------------
Attitash               12.0      8.7%       11.8     9.4%      11.6     11.7%
--------------------------------------------------------------------------------
Killington             55.8     15.4%       62.7    21.8%      59.6     18.7%
--------------------------------------------------------------------------------
Mount Snow             32.0     15.0%       35.1    22.3%      31.2     15.6%
--------------------------------------------------------------------------------
Sunday River           30.0     17.7%       30.6    16.8%      31.3     19.6%
--------------------------------------------------------------------------------
Sugarloaf              20.0     13.0%       21.1    18.1%      19.9     14.9%
--------------------------------------------------------------------------------
The Canyons            31.0     10.0%       28.1    -1.9%      25.1    -10.8%
--------------------------------------------------------------------------------
Steamboat              63.5     31.5%       57.7    20.6%      58.0     22.6%
--------------------------------------------------------------------------------
Corporate and Other     6.4                  4.5                7.1
--------------------------------------------------------------------------------
Total                 250.7                251.6              243.8
--------------------------------------------------------------------------------

     In the short-term, factors such as weather do affect each of our resorts to different degrees and can impact gross margin percentages. However, we believe that all of our resorts exhibit similar long-term financial performance prospects. As discussed in our previous response, The Canyons is a start-up operation and we expected its margins to start to come in line with the rest of our resorts, which it is starting to do.

     Management continues to analyze and review all of the resorts on the same basis. All seven resorts derive their revenues from the same lines of business: lift ticket sales, food and beverage, retail sales including rental and repair, skier development, lodging and property management, golf, other summer activities, and miscellaneous revenue sources. While not all resorts have golf courses, all resorts have summer activities and all resorts have conference facilities. Golf course revenues represent less than 2% of the total segment revenues. As revenues from all summer activities represent less than 3% of total segment revenues, management analyzes all summer activities together and does not specifically analyze the components therein. All of our resorts also attract the same class of customer for our products and services. All resorts have similar processes and computer systems.

     We believe that based on these factors, it continues to be appropriate to aggregate all of the resorts into one reportable segment.

FORM 10-Q (Quarter Ended October 24, 2004), As Amended

Note 2. Significant Accounting Policies, page 8

Accounting for Variable Interest Entities

6. In future filings, disclose the acquisition price for your 49% interest in SS Associates, LLC, including, if material, an allocation of the purchase price.

     Response

     We will present in our future filings the acquisition price for our 49% interest in SS Associates, LLC, including, if material, an allocation of the purchase price.

Other

The Company acknowledges the following:

     |X| The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     |X| Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     |X| The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


We appreciate the Commission's comments with respect to these matters. The following officers of the Company are available to discuss any questions the Commission may have regarding these responses or any future filings: (a) with respect to legal matters, Foster Stewart, Senior Vice President and General Counsel, (207) 773-7934, and (b) with respect to accounting matters Helen E. Wallace, Senior Vice President and Chief Financial Officer, (435) 615-0360.

                                            Sincerely,




/s/ Foster A. Stewart, Jr                    /s/ Helen E. Wallace
----------------------                       -------------------------
Foster Stewart                               Helen E. Wallace
Senior Vice President and                    Senior Vice President and
General Counsel                              Chief Financial Officer


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